LIZHI INC.

Yangcheng Creative Industry Zone

No. 309 Middle Huangpu Avenue

Tianhe District, Guangzhou 510655

The People’s Republic of China

+86 20 8381-8791

VIA EDGAR

Mr. Larry Spirgel

Office Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

April 1, 2021

Re:	LIZHI INC.

Registration Statement on Form F-3

Filed March 26, 2021

File No. 333-254782

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LIZHI INC. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EST on April 2, 2021, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Jinnan (Marco) Lai
Name:	Jinnan (Marco) Lai
Title:	Founder, Chief Executive Officer, and Director

cc:	Ying Li, Esq.,
Hunter Taubman Fischer & Li LLC